UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): March 18, 2022

KOLABORATION VENTURES CORPORATION

(Exact name of issuer as specified in its charter)

Wyoming

(State or other jurisdiction of incorporation or organization)

183 Main Street Rio Vista, California 94571	87-2163635
(Address of principal executive offices)	(IRS Employer Identification No.)

Registrant’s telephone number, including area code: 480-225-1167

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 4.01 Changes in Issuer’s Certifying Accountant.

Dismissal of Previous Independent Registered Public Accounting Firm

The Board of Directors (the “Board”) of Kolaboration Ventures Corporation (the “Company”) has approved the dismissal of Armanino, LLP (“Armanino”) as the Company’s independent registered public accounting firm effective March 18, 2022.

The reports of Armanino on the Company’s consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company’s consolidated financial statements for each of the two fiscal years ended December 31, 2020 and 2019, and for the period from January 1, 2021 through March 18, 2022, there were no disagreements (as defined in Item 304(a)1)(iv) of Regulation S-K and related instructions) with Armanino on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Armanino would have caused Armanino to make reference thereto in its reports on the consolidated financial statements for such years.

There were no “reportable events” (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended December 31, 2020 and 2019, or in the period from January 1, 2021 through March 18, 2022.

The Company provided Armanino with a copy of the disclosures it is making in this Current Report on Form 1-U (the “Report”) in response to Item 304(a) of Regulation S-K. The Company requested that Armanino furnish the Company with a copy of its letter addressed to the Securities and Exchange Commission (the “SEC”), pursuant to Item 304(a)(3) of Regulation S-K, stating whether or not Armanino agrees with the statements made by the Company in this report.

A copy of Armanino’s letter, dated March 24, 2022, is attached hereto as Exhibit 9.1

Item 9.01 Financial Statements and Exhibits.

(d) Exhibit.

9.1 Letter of Armanino, LLP to the SEC dated March 24, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KOLABORATION VENTURES CORPORATION

	By:	/s/ Charles Wesley
	Name:	Charles Wesley
	Title:	Chief Financial Officer

Dated: March 24, 2022